UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

**Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   January 10, 2006

CNB CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina	**000-24523**	**57-0792402**
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

P.O. Box 320, Conway, South Carolina   **29528**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(843) 248-5721**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On January 10, 2006 the Board of Directors of the Registrant set the salary of President and CEO, R. Phil Hucks, at $244,380 for 2006, an increase of 6.25% from Mr. Hucks' base salary of $230,004 for 2005. The Board of Directors also awarded Mr. Hucks a bonus of $46,542 for 2005 based on the results of operations for 2005 and in conjunction with the Board's Employment Agreement with Mr. Hucks.

On January 10, 2006 the Board of Directors of the Registrant set the salary of Executive Vice President, Treasurer, and CFO, Paul R. Dusenbury, at $201,396 for 2006, an increase of 6.00% from Mr. Dusenbury's base salary of $189,996 for 2005. The Board of Directors also awarded Mr. Dusenbury a bonus of $40,393 for 2005 based on the results of operations for 2005 and in conjunction with the Board's Employment Agreement with Mr. Dusenbury.

On January 10, 2006 the Board of Directors of the Registrant set the salary of William R. Benson, a Director of the Company and the Company's wholly owned subsidiary, The Conway National Bank, and an officer of The Conway National Bank at $125,075 for 2006, an increase of 5.58% from Mr. Benson's base salary of $118,464 for 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 13, 2006   CNB Corporation

                                                           /s/Paul R. Dusenbury
                                                           Paul R. Dusenbury
                                                           Executive Vice President,
                                                           Treasurer and Chief Financial Officer